Brambles

Brambles Industries plc
Cassini House
57-59 St James Street
London SW1A 1LD, England

Tel: 020 7659 6020
Fax: 020 7659 6001
www.brambles.com

4 December 2002

02069020

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

RECEIVED
DEC 1) 2002

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters
Assistant Company Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

   Brambles Industries plc

2) Name of shareholder having a major interest

   Putnam Investment Management, LLC and The Putnam Advisory Company, LLC

3) Please state whether notification indicates that it is in respect of
   holding of the shareholder named in 2 above or in respect of a
   non-beneficial interest or in the case of an individual holder if it is a
   holding of that person's spouse or children under the age of 18

   On behalf of clients of Putnam Investment Management, LLC and The Putnam
   Advisory Company, LLC

4) Name of the registered holder(s) and, if more than one holder, the
   number of shares held by each of them

   Not advised

5) Number of shares/amount of stock acquired

   Not advised

6) Percentage of issued class

   Not advised

7) Number of shares/amount of stock disposed

   N/A

8) Percentage of issued class

   N/A

9) Class of security

   Ordinary shares of 5p each

10) Date of transaction

    Not advised

11) Date company informed

    3 December 2002

12) Total holding following this notification

    59,007,513

13) Total percentage holding of issued class following this notification

    8.153%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification - 4 December 2002